UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 29, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 6 dated June 29, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 29, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 6, 2005
June 29, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC COMMENCES DRILL PROGRAM AT THE ELIZABETH SOUTHWEST GOLD VEIN

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that a 3,000-metre (10,000 feet) diamond drilling program has commenced on the Elizabeth Project in the Lillooet Mining District of south central British Columbia. The mineralized zones of the Southwest Vein area discovered in 2003 and drilled in 2004 will be targeted. Highlights of the 2004 drill program included 88.47 g Au/t over 2 metres (2.60 oz Au/t over 6.6 feet), 5.33 g Au/t over 7.85 metres (0.16 oz Au/t over 25.75 feet), 4.53 g Au/t over 4.5 metres (0.13 oz Au/t over 14.76 feet) and 20 g Au/t over 1 metre (0.65 oz Au/t over 3.3 feet). The new program will test the continuity and the northern extent of the gold mineralization and the host structures, and will further define the gold zones within the structures.

The Elizabeth Gold Property, consisting of 8,625 hectares (21,217 acres) of owned and optioned crown grants and mineral claims, is centrally located in prospective terrain 30 kilometres (18 miles) south southwest of the permitted mill at the J-Pacific owned Blackdome Gold Mine, and 30 kilometres (18 miles) north northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. Given the proximity to our permitted gold mill at the Blackdome Gold Mine, any eventual production from the Elizabeth Property could be accommodated at the Blackdome facility, and could be complimentary to any future production at Blackdome. The high grades identified in several veins and the property location make the Elizabeth Project an attractive exploration target that can be rapidly advanced.

Gregory Z. Mosher, P.Geo. of Wardrop Engineering Inc. of Vancouver, B.C., a qualified person as defined by National Instrument 43-101, has been retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.